FORM 3

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person			3. IRS Identification Number of Reporting Person, if an Entity (Voluntary)	6. If Amendment, Date of Original (Month/Day/Year)
Sircar	Jagadish	C.

(Last)	(First)	(Middle)
			4. Issuer Name and Ticker or Trading Symbol	7. Individual or Joint/Group Filing (Check applicable line)
11388 Sorrento Valley Road, Suite 200			AVANIR Pharmaceuticals (AVN)	[X] Form Filed by One Reporting Person
[ ] Form Filed by More than One Reporting Person
(Street)
5. Relationship of Reporting Person to Issuer (Check all applicable)
San Diego,	CA	92121
[ ] Director [ ] 10% Owner
(City)	(State)	(Zip)	[X] Officer (give title below)
[ ] Other (specify below)
2. Date of Event Requiring Statement (Month/Day/Year)
11/21/2002

TABLE I — NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED

1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 4)

Class A Common Stock	44,902 (1)	D	Direct

FORM 3 (CONTINUED)

TABLE II — DERIVATIVE SECURITIES BENEFICIALLY OWNED
(E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

1. Title of Derivative Security (Instr. 4)	2. Date Exercisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities Underlying Derivative Securities (Instr. 4)		4. Conversion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)

	Date Exercisable	Expiration Date	Title	Amount or Number of Shares

Incentive Stock Option (right to(2) Direct buy)		11/21/12	Class A Common Stock	10,000	$1.0500	D

Incentive Stock Option (right to(1) Direct buy)		12/02/09	Class A Common Stock	50,000	$1.5500	D

Incentive Stock Option (right to(1) Direct buy)		11/13/08	Class A Common Stock	3,876	$1.6250	D

Incentive Stock Option (right to(1) Direct buy)		03/10/10	Class A Common Stock	10,000	$2.9060	D

Incentive Stock Option (right to(1) Direct buy)		05/11/06	Class A Common Stock	20,000	$3.0000	D

Incentive Stock Option (right to(1) Direct buy)		03/14/12	Class A Common Stock	7,500	$3.2900	D

Incentive Stock Option (right to(1) Direct buy)		04/05/11	Class A Common Stock	7,500	$3.4000	D

Incentive Stock Option (right to(1) Direct buy)		02/19/09	Class A Common Stock	4,722	$0.7200	D

Explanation of Responses:

(1) On November 21, 2002, Jagadish C. Sircar, Ph.D. became an officer of Avanir Pharmaceuticals. Form 3 is filed to report a total of 103,598 outstanding stock options to purchase Class A Common Stock and 44,902 shares of Class A Common Stock owned by Dr. Sircar on the date he became an officer.

(2) Represents a total of 10,000 options to purchase Class A Common Stock granted on November 21, 2002 at an exercise price of $1.05 per share, stock options vest as follows: one-third (3,334) vest on November 21, 2003, and remaining two-thirds (6,666) vest daily thereafter through November 21, 2005.

(**) Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	/s/ Sircar, Jagadish C.	11/21/02

Note: File three copies of this form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.	Signature of Reporting Person(1)	Date

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.

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